D E   V I S S E R   G R A Y
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Trans-Orient Petroleum Ltd.

We have audited the consolidated balance sheets of Trans-Orient Petroleum Ltd. as at July 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards (“GAAS”) in Canada and the standards of the Public Company Accounting Oversight Board (“PCAOB”) (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended July 31, 2006 in accordance with generally accepted accounting principles in Canada.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
Canada
October 25, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these consolidated financial statements. Although we conducted our audits in accordance with both Canadian and the standards of the PCAOB, our report to the shareholders dated October 25, 2006 is expressed in accordance with Canadian reporting standards, which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
Canada
October 25, 2006

Consolidated Balance Sheets
(Expressed in United States Dollars)

As at July 31,	2006	2005

Assets

Current

Cash	$451,969	$190,617
Accounts receivable	27,809	10,815
Prepaid expenses	4,971	-

	484,749	201,432

Restricted cash (Note 8)	42,174	36,169
Investments (Note 3)	2,304,811	2,219,072
Property and equipment (Note 4)	83,887	85,316

Total Assets	$2,915,621	$2,541,989

Liabilities

Current

Accounts payable and accrued liabilities	$12,406	$6,535

Total Liabilities	12,406	6,535

Non-Controlling Interest in AMG Oil Ltd.	-	13,845

Shareholders’ Equity

Share capital (Note 7)	13,175,075	13,175,075
Deficit	(10,271,860)	(10,653,466)

Total Shareholders’ Equity	2,903,215	2,521,609

Total Liabilities and Shareholders’ Equity	$2,915,621	$2,541,989

Continuance of Operations (Note 1)

Approved on behalf of the Board of Directors:
/s/ Peter Loretto	/s/ Barry MacNeil
Director	Director

See accompanying notes to the consolidated financial statements

Consolidated Statements of Operations and Deficit
(Expressed in United States Dollars)

For the years ended July 31,	2006	2005	2004

Expenses

General and administrative (Schedule)	$305,173	$168,957	$116,322
Foreign exchange	(1,987)	(67,560)	(2,206)
Amortization	5,564	4,360	9,924

Loss before other items	(308,750)	(105,757)	(124,040)

Other Items:

Gain on sale of investments (Note 3)	778,423	1,218,319	528,931
Interest income	13,848	1,896	1,696
Loss on sale of investment (Note 3)	(3,759)	(4,000)	-
Loss on sale of common stock held by subsidiary	-	(8,685)	-
Recovery of loan receivable previously written-off (Note 6)	32,324	29,004	24,660
Recovery of costs	-	-	46,477
Write-down of investments	(136,262)	-	-
Write-off of loan receivable	-	-	(30,000)
Write-off of oil and gas interest	-	(1)	-
Write-off of property and equipment	-	-	(21,161)

Income from operations	375,824	1,130,776	426,563
Non-controlling interest’s portion of AMG’s loss	5,782	11,470	32,266

Net income for the year	381,606	1,142,246	458,829

Deficit – Beginning of year	(10,653,466)	(11,795,712)	(12,254,541)

Deficit – End of year	$(10,271,860)	$(10,653,466)	$(11,795,712)

Income per share - basic	$0.02	$0.06	$0.03
- diluted	$0.02	$0.06	$0.02

Weighted-average number of common shares outstanding	17,618,083	17,618,083	17,019,408

See accompanying notes to the consolidated financial statements

Consolidated Schedules of General and Administrative Expenses
(Expressed in United States Dollars)

For the years ended July 31,	2006	2005	2004

General and Administrative Expenses

Accounting and audit	$18,773	$13,935	$28,003
Consulting fees	11,852	-	-
Corporate relations and development	25,210	-	4,579
Directors fees	58,054	20,509	-
Filing and transfer agency fees	24,976	20,630	14,252
Legal	31,110	12,387	5,076
Office, rent and miscellaneous	50,824	41,401	31,792
Printing	12,415	5,913	3,201
Travel, promotion and accommodation	31,147	22,115	5,498
Wages and benefits	40,812	32,067	23,921

	$305,173	$168,957	$116,322

See accompanying notes to the consolidated financial statements

Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

For the years ended July 31,	2006	2005	2004

Net increase (decrease) of cash related to the following:

Operating Activities
Net income for the year	$381,606	$1,142,246	$458,829
Items not affecting cash:
Amortization	5,564	4,360	9,924
Gain on sale of investment	(778,423)	(1,218,319)	(528,931)
Loss on sale of investment	3,759	4,000	-
Loss on sale of common stock held by subsidiary	-	8,685	-
Non-controlling interest	(5,782)	(11,470)	(32,266)
Recovery of costs	-	-	(46,477)
Write-down of investment	136,261	-	-
Write-off of loan receivable	-	-	30,000
Write-off of oil and gas interest	1	1	-
Write-off of property and equipment	-	-	21,161
Changes in non-cash working capital items:
Accounts payable and accrued liabilities	12,331	518	6,802
Accounts receivable	(16,994)	(2,488)	3,802
Prepaid expenses	(4,971)	2,698	2,676
Net cash used for operating activities	(266,648)	(69,769)	(74,480)

Financing Activities
Restricted cash	(6,005)	(5,030)	(1,669)
Common stock issued for cash	-	-	30,000
Net cash provided by financing activities	(6,005)	(5,030)	28,331

Investing Activities
Proceeds from sales of investments	1,349,517	2,222,479	1,084,951
Proceeds from sale of common stock held by subsidiary	-	3,308	-
Purchases of investments	(800,000)	(2,029,393)	(1,196,250)
Purchases of property and equipment	(4,135)	-	-
Net cash provided by (used for) investing activities	545,382	196,394	(111,299)

Cash of AMG Oil upon deconsolidation	(11,377)	-	-

Net increase (decrease) in cash	261,352	121,595	(157,448)
Cash - Beginning of year	190,617	69,022	226,470

Cash - End of year	$451,969	$190,617	$69,022

See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

For the Years Ended July 31, 2006 and 2005

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS

Trans-Orient Petroleum Ltd. (the “Company”) is incorporated under the Business Corporations Act (British Columbia) and is engaged in identifying, financing, and providing business development services for early-stage resource businesses. The Company’s operating strategy is to invest in exploration and production activities through the Company’s existing corporate investments, and to consider investing directly into suitable new resource projects.

The Company’s consolidated financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. However, the Company does not generate sufficient cash flow from operations to adequately fund its activities and has therefore relied principally upon the issuance of securities for financing. Future capital requirements will depend on many factors including the Company's ability to execute its business plan. The Company intends to continue relying upon the issuance of securities to finance its future activities but there can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company. Although these consolidated financial statements do not include any adjustments that may result from the inability to secure future financing, such a situation would have a material adverse effect on the Company’s business, results of operations and financial condition.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Accounting principles and use of estimates

These financial statements are prepared in conformity with Canadian generally accepted accounting principles (“GAAP”), which require the Company’s management to make informed judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal year. Significant estimates include, but are not limited to, the determination of the net recoverable value of assets and income taxes. The Company’s investments are also items that, due to expected market volume and price fluctuation may yield net realizable values that are materially different from their current carrying values at any point in time. Actual results could differ from these estimates.

Material differences between Canadian and United States generally accepted accounting principles, applicable to the Company’s financial statements, are described in note 11.

b)	Basis of consolidation

These consolidated financial statements include the accounts of the Company, and its wholly-owned subsidiary, DLJ Management Corp. All significant inter-company balances and transactions have been eliminated.

c)	Principles of accounting for investments

The Company’s investments are accounted for using either the equity method or cost method of accounting. The equity method is used when the Company, through its level of investment, exercises significant influence over the investee. The cost method of accounting is applied to investments in Companies over which the Company does not exercise significant influence.

The Company’s investments are recorded at cost and are adjusted to fair value, where determinable, only if there is an, other-than-temporary decline in value as the Company intends to hold them for a period of greater than one year.

d)	Translation of foreign currencies

Transactions of the Company and its subsidiaries originating in foreign currencies are translated into U.S. dollars at the rates prevailing on the dates of the transactions. Monetary assets and liabilities are translated at the year-end rates of exchange and non-monetary items are translated at historical exchange rates applicable to the underlying transactions. The resulting net gain or loss is included in the consolidated statements of operations and deficit.

e)	Fair value of financial instruments

The Company's financial instruments consist of current assets and current liabilities. The fair values of the current assets and liabilities approximate the carrying amounts due to the short-term nature of these instruments.

f)	Property and equipment

Property and equipment are stated at cost less accumulated amortization. Amortization is computed over the estimated useful lives of the assets as follows:

Apartment:	4% per annum on a declining balance basis
Furniture and office equipment:	20% per annum on the declining balance basis

g)	Basic and diluted net income per common share

Basic net income per common share is calculated by dividing the net income by the weighted average number of common shares outstanding, during the year. In years where a net loss is incurred, diluted net loss per common share is not calculated as its effect on net loss per share is anti-dilutive.

h)	Income taxes

The Company accounts for and measures future tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively-enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of the enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of potential future benefit is taken and no asset is recognized. Such an allowance would apply fully to all potential future tax assets of the Company.

The Company’s accounting policy for future income taxes currently has no effect on the financial statements of any of the fiscal years presented.

i)	Share capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company’s shares on the OTC Bulletin Board on the date of the agreement to issue shares and the date of share issuance.

i)	Asset Retirement Obligations

Effective July 31, 2003, the Company has adopted retroactively the Canadian Institute of Chartered Accountants’ new standard on Asset Retirement Obligations. The Company recognizes the fair value of an Asset Retirement Obligation (“ARO”) in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value is determined through a review of engineering studies, industry guidelines and managements estimate on a site-by-site basis. The fair value of the ARO is recorded as a liability, with a corresponding increase in the amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proven reserves. The liability amount of accretion is expensed in the period. Actual costs incurred upon the settlement of the ARO are charged against the liability. At July 31, 2006 the Company does not have any asset retirement obligations.

k)	Comparative figures

Certain of the prior years’ figures have been reclassified to conform with the current years’ financial statement presentation.

NOTE 3 - INVESTMENTS

At July 31, 2006, the Company’s ownership interests in investments are accounted for under the cost method of accounting as follows:

		July 31,	July 31,
	Number of	2006	2006
	Common	Carrying	Fair	Percentage of
	Shares Held	Value	Value	Ownership/
AMG Oil Ltd.	826,431	$1	$388,423	3.66%
Austral Pacific Energy Ltd.	1,534,940	2,302,410	2,302,410	6.75%
Gondwana Energy, Ltd.	3,999	2,400	2,400	0.02%
TAG Oil Ltd.	-	-	-	-
Verida Internet Corp.	-	-	-	-
		$2,304,811	$2,693,233

At July 31, 2005, the Company’s ownership interests in investments are accounted for under the consolidation method or cost method of accounting as follows:

		July 31,	July 31,
	Number of	2005	2005
	Common	Carrying	Fair	Percentage of
	Shares Held	Value	Value	Ownership/
Consolidation Method:
AMG Oil Ltd.		$-	$-	49.40%
	8,200,000
Cost Method:
Austral Pacific Energy Ltd.	1,384,940	1,979,071	3,753,186	7.42%
Gondwana Energy, Ltd.	399,999	40,000	40,000	12.43%
TAG Oil Ltd.	500,000	200,000	470,000	1.91%
Verida Internet Corp.	844,642	1	1	-
		$2,219,072	$4,263,187

During the 2006 fiscal year the Company:

a)

Sold 7,373,569 common shares of AMG Oil Ltd. (“AMG”) for aggregate proceeds of $133,695. These dispositions resulted in the Company’s effective loss of control of AMG, the accounts of which were, until that time, consolidated with those of the Company. At the date of loss of control, the Company’s net investment in the accounts of AMG was comprised of a non-controlling interest in excess of net working capital in the amount of $3,147. Accordingly a net gain of $136,842 has been recognized currently and the Company’s residual investment in common shares of AMG is carried at a cost of $1.

b)	Sold 50,000 shares of Austral Pacific with a book value of $78,000 for proceeds of $74,241 resulting in a loss of $3,759.

c)

Participated in a private placement in Austral Pacific Energy Ltd. The Company purchased 200,000 units at US$2.50 per unit. Each unit consists of one share and one half of one share purchase warrant, with each warrant entitling the Company to purchase one common share at a price of US$3.50 per share for one year subject to an accelerated expiry if a trigger price of US$4.50 is reached in the first twelve months from the issue date. The warrants subsequently expired as they were not exercised.

d)

Sold 1,000,000 shares of TAG Oil with a book value of $500,000 for proceeds of $1,141,581, for a gain over book value of $641,581. The Company acquired these shares by participating in a private placement, purchasing 500,000 units, at $0.40 per unit in the 2005 fiscal year with each unit consisting of one share and one share purchase warrant. The warrants were then exercised during the 2006 fiscal year at a price of US$0.60 per share.

During the 2005 fiscal year the Company:

a)

Sold 788,800 shares of its investment in Austral Pacific Energy Ltd. (“Austral Pacific”), with a book value of $998,160 or $1.27 per share, for $2,216,479, or approximately $2.81 per share, resulting in a gain over carrying value of $1,218,319. The proceeds from the sale of this investment and additional working capital were used to exercise 836,845 Austral Pacific Energy Ltd. (“Austral Pacific”) share purchase warrants at an exercise price of US$1.50 per share. On December 21, 2004, the Company exercised 382,750 Austral Pacific share purchase warrants at an exercise price of NZ$2.10 per share.

b)

During the 2005 fiscal year the Company’s controlled subsidiary AMG Oil, sold a total of 100,000 shares of Gondwana Energy, Ltd. with a book value of $10,000, for proceeds of $6,000 resulting in a loss of $4,000.

Refer to note 10

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment are comprised as follows:

	2006	2005

Apartment	$100,945	$100,945
Furniture and office equipment	91,299	87,164
Leasehold improvements	2,337	2,337
	194,581	190,446
Accumulated amortization	(110,694)	(105,130)
	$83,887	$85,316

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company is of the view that the amounts incurred for services provided by related parties approximates what the Company would incur to non-arms length parties for the same services.

Consulting Agreement

On April 1, 2006, the Company extended for one-year, the Consulting Agreement entered into during the 2005 fiscal year with a private company wholly-owned by the Company’s President to provide executive services to the Company. The agreement is extendable for another year if agreed to by both parties and includes monthly compensation of $5,000.

Refer to Note 10

NOTE 6 – LOAN RECEIVABLE

Subsequent to a write-off, in the 2001 fiscal year, of a loan of $517,115 made to Verida Internet Corp. (“Verida”), the Company negotiated a loan repayment schedule with Verida allowing the Company to receive monthly payments of approximately CAD$15,170. This repayment schedule was revised with an effective date of April 1, 2003 whereby the Company was entitled to receive CAD$3,000 per month including annual interest of 12%, over a period of five years unless paid in full including principle and accrued interest, prior to April 1, 2008.

During the 2006 fiscal year, the Company received $32,324 (July 31, 2005 – $29,004).

Refer to Note 10

NOTE 7 - SHARE CAPITAL

a)	Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	Number
Issued and fully paid:	of Shares	Amount

Balance at July 31, 2004 and 2005	2,516,869	$13,175,075
Share Split (1:7)	15,101,214	-
Balance at July 31, 2006	17,618,083	$13,175,075

At the Company’s AGM held on January 12, 2006 shareholders approved the creation of a new class of preferred shares and the adoption of new corporate articles. To the date of this report there are no agreements or intentions to issue any preferred shares. The new articles allow the directors of the Company to authorize, without further shareholder approval, name changes, share consolidations and share subdivisions.

On March 30, 2006, the Company completed a forward split (sub-division) of the Company’s common shares a seven for one basis. The effect of the forward split has been applied on a retroactive basis.

NOTE 8 – RESTRICTED CASH

The Company is required, in accordance with the Company’s credit card agreements, to provide security against the credit facility in the form of cash and cash equivalents. As at July 31, 2006, this security amounted to $42,174 (2005: $36,169).

NOTE 9 - INCOME TAXES

A reconciliation of income taxes at statutory rates as follows:

	2006	2005

Net income for the year	$381,606	$1,142,246
Expected income tax expense	129,691	411,445
Net adjustment for amortization, deductible and non-deductible
amounts	(456,089)	(276,676)
Unrecognized (recognized) benefit of current non-capital loss	326,398	(134,769)
Total income taxes	-	-

The significant components of the Company’s future income tax assets are as follows:

	2006	2005
Future income tax assets:
Net resource property carrying amounts (in excess) of tax pools	3,167,582	2,928,222
Property and equipment tax pool in excess of carrying value	143,6667	121,000
Non-capital loss carryforwards	2,584,312	1,958,507
	5,895,562	5,007,729
Valuation allowance	(5,895,562)	(5,007,729)
Net future tax assets	-	-

The Company has non-capital losses of approximately CDN$2.9 million (2005 - CDN$2.4 million), which are available to reduce future taxable income in Canada and which expire between 2007 and 2026. Subject to certain restrictions the Company also has resource expenditures of approximately CDN$3.6 million (2005 - $3.6 million) available to reduce taxable income in future years. Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance as noted above.

NOTE 10 – SUBSEQUENT EVENTS

a)

On August 23, 2006, the Company appointed David Bennett, Ph.D., as a Director and subsequently appointed Dr. Bennett to the audit committee. In addition, the Company entered into a consulting agreement with Dr. Bennett for one year with monthly compensation of $5,000.

b)

On August 30, 2006, the Company completed a private placement financing for 12,972,142 units of the Company at a purchase price of $0.35 per unit, for proceeds of $4,540,250. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant allows the holder to acquire an additional common share of the Company at a price of $0.70 per share for two years from the closing date of the financing. At the Company’s option, and after the applicable resale restricted period has expired, the warrants’ expiry date can be accelerated on 30 days notice, should the Company’s shares trade at or higher than $1.25 for ten consecutive trading days.

c)

On September 30, 2006, the Company received CAD$109,800 relating to the payment of the outstanding principal and interest owed to the Company relating to the Verida Internet Corp, loan repayment schedule

d)

The Company acquired 180,300 shares of Austral Pacific at market prices averaging approximately $1.42. On October 17, 2006, the Company participated in a private placement financing, acquiring an additional 1,395,000 shares of Austral Pacific at a purchase price of US$1.30 per share. As a result of these acquisitions the Company owns 3,110,240 shares of Austral Pacific (8.68%).

NOTE 11 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which conform in all material respects with United States generally accepted accounting principles (“U.S. GAAP”) except for the following differences:

a)	Assets

Under Canadian GAAP, the Company’s investments accounted for under the cost method of accounting are valued at the lower of cost or market value. Under U.S. GAAP, such investments are classified as available-for-sale securities and reported at market value, with unrealized gains and losses included as a component of comprehensive income.

	July 31,	July 31,
	2006	2005
Investments under Canadian GAAP	$2,304,811	$2,219,072
Adjustment required under U.S. GAAP	(1,655,693)	1,140,541
Cumulative historical adjustments to date	2,044,115	903,574

Investments under U.S. GAAP	$2,693,233	$4,263,187

Total assets under U.S. GAAP as at July 31, 2006 and 2005 are $3,304,043 and $4,586,104, respectively.

b)	Stockholders’ Equity

i)      Common Stock

During the 2006 fiscal year, the Company adopted, under Canadian GAAP, a policy to record the cost of stock options granted to employees and consultants utilizing a fair value measurement basis, a policy that is materially consistent with U.S. GAAP for stock-based compensation as described in Statement of Accounting Standards 123 (“SFAS 123”). However, in previous fiscal years, prior to the adoption of the fair value measurement standard under Canadian GAAP, the Company was subject to the minimum disclosure standards of SFAS 123 under U.S. GAAP, which required it to report, on a pro-forma basis, the effect of following a fair value based method of measuring the value of stock options granted using the Black Scholes, or similar, option pricing model.

In accordance with the mandatory disclosure standard, the following are the pro-forma figures for common stock had the Company used, from inception, a fair value-based method of accounting for stock based compensation as described in SFAS 123:

	July 31,	July 31,
	2006	2005
Common stock under Canadian GAAP	$13,175,075	$13,175,075
Cumulative historical pro-forma adjustments to date	833,611	833,611
Common stock under U.S. GAAP applying SFAS 123	$14,008,686	$14,008,686

No stock options were granted during the 2006, 2005 or 2004 fiscal years.

There has been no difference to the Company’s net loss or loss per share as reported under Canadian GAAP when the fair value based method of accounting defined in SFAS 123 had been applied, on a pro-forma basis, to the 2006, 2005 or 2004 fiscal years.

ii)     Accumulated Deficit

The effects of Note 11(b)(i) on accumulated deficit are as follows:

	July 31,	July 31,
	2005	2005

Deficit under Canadian GAAP	$(10,271,860)	$(10,653,465)
Cumulative historical adjustments to date	(833,611)	(833,611)

Accumulated deficit under U.S. GAAP	$(11,105,471)	$(11,487,076)

iii)    Accumulated Other Comprehensive Income

The effects of Note 11(a) on accumulated other comprehensive income are as follows:

	July 31,	July 31,
	2006	2005
Accumulated other comprehensive income
under Canadian GAAP	$-	$-
Unrealized gain on investments	(1,655,693)	1,140,541
Cumulative historical adjustments to date	2,044,115	903,574
Accumulated other comprehensive income
under U.S. GAAP	$388,422	$2,044,115

As a result of these adjustments under U.S. GAAP, total stockholders’ equity as at July 31, 2006 and 2005 are $3,332,959 and $4,565,725, respectively.

c)	Net Income and Comprehensive Income (Loss) for the Year

The following are the effects of Notes 11(a) and (b) on net income and comprehensive income (loss) for the 2006, 2005 and 2004 fiscal years:

	2006	2005	2004

Net income for the year under	$381,606	$1,142,246	$458,829
Canadian and US GAAP
Other comprehensive income (loss):
Unrealized gain on investment	(1,655,693)	1,140,541	703,859
Comprehensive income (loss) for the year
under U.S. GAAP	$(1,274,087)	$2,282,787	$1,162,688